SMART MODULAR TECHNOLOGIES (WWH), INC.
4211 Starboard Drive
Fremont, CA 94538
September 27, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 Fifth Street, N.E.
Washington, D.C. 20549
Attention:     Mr. Timothy Buchmiller, Esq.

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Request for Acceleration
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that the Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-127442) of SMART Modular Technologies (WWH), Inc. (the “Company”), relating to the Company’s offer to exchange its Senior Secured Floating Rate Notes due 2012 for its Senior Secured Floating Rate Exchange Notes due 2012, be declared effective by the Securities and Exchange Commission on September 27, 2005 at 1:00 p.m., or as soon thereafter as is practicable.

Very truly yours, SMART MODULAR TECHNOLOGIES (WWH), INC.
By:	/s/ Jack A. Pacheco
	Name:	Jack A. Pacheco
	Title:	Vice President, Chief Financial Officer